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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number *
BANSHEE CONSTRUCTION COMPANY, INC.
(Exact name of registrant as specified in its charter)
600 Montgomery Street, 25th Floor, San Francisco, CA 94111

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Guaranty of URS Corporation 11 1/2% Senior Notes due 2009 (“11 1/2% Notes”); and 12 1/4% Senior Subordinated Notes due 2009 (“12 1/4 % Notes”)

(Title of each class of securities covered by this Form)
none

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule l2g-4(a)(2)(i)	☐	Rule l2h-3(b)(2)(i)	☐
Rule l2g-4(a)(2)(ii)	☐	Rule l2h-3(b)(2)(ii)	☐
		Rule l5d-6	☐
      Approximate number of holders of record as of the certification or notice date: 11 1/2% Notes = two / 12 1/4% Notes = zero
     Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 12, 2006	By:	/s/ Rita Armstrong	Rita Armstrong, Vice President & Treasurer

Instruction: This form is required by Rules 12g-4, 12h-3 and l5d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

* Registrant is a subsidiary of URS Corporation, a Delaware corporation, Commission File Number 1-7567, and a guarantor of the URS Corporation 11 1/2% Notes and 12 1/4% Notes due 2009, which notes and associated guarantees are currently held of record by less than 300 persons.

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